RISK MANAGEMENT CONSULTING SERVICES AGREEMENT


         THIS AGREEMENT (this "Agreement") is made and entered into as of ____________, 1996 by and between MANOR CARE, INC., a Delaware corporation ("Manor", and CHOICE HOTELS HOLDINGS, INC., a Delaware corporation ("Choice").

          In consideration of the mutual covenants contained herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Choice and Manor agree as follows:

          1. Definitions. As used in this Agreement, the following capitalized terms shall have the meanings indicated unless the context requires otherwise:

          "Distribution" means the distribution to the holders of Manor Care Common Stock all the outstanding shares of Choice Common Stock.

          "Distribution Date" means the date determined by the Board of Directors of Manor as the date on which the Distribution shall be effected.

          "Prime Rate" shall be the rate identified from time to time in the New York edition of the Wall Street Journal as being the Prime Rate of interest.

          2. Description of Services

          Manor agrees to provide the following risk management consulting services:

          Insurance Renewals - Domestic and International: Negotiate the renewal and placement of property and casualty insurance including property, boiler, crime, auto liability, general liability, workers' compensation, umbrella liability and directors and officers liability. This includes assembling historical loss information and renewal information, calculation of values, evaluation and negotiation of proposals, premiums and coverages with brokers and underwriters on behalf of Choice.

          Contract Review: Review insurance, indemnity and bond provisions of proposed contracts as requested. Assist attorneys or others to negotiate acceptable terms.

          Surety Bond Procurement: Assist Choice managers with bond applications and procedures, request bonds from broker, have bonds executed and delivered to requesting party. Maintain bond log and schedule. Obtain renewals or releases of expired bonds, review and approve accuracy of premium invoices.

          Certificate Tracking: Monitor licensee certificate tracking program.

          Financial and Regulatory Support: Provide the following accounting services:
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          -    Annual/quarterly state compliance reports on outstanding
               self-insurance liabilities incurred.

          - Provide internal reporting associated with outstanding losses, accounts receivable, LOC and Surety Bond requirements.

         Premium and Claims Payment Processing and Reimbursement: Manor shall process payments on behalf of Choice for Choice's financial obligations under policies and self-insurance plans with an effective date on or after the Distribution Date. Reimbursement for all such policies and self-insurance plans shall be as follows:

          (1) Invoices for premiums and services related to such policies and plans shall be paid within five (5) days of receipt by Choice;

          (2) An escrow account shall be established for the payment of claims. This account will be structured to allow for three (3) months average claims payments. The replenishment in whole or in part, shall be due to Manor on the first day of each month, unless the account is in negative balance, thereby requiring replenishment within forty-eight
          (48) hours.

         Risk Management Resource: Provide research, advice and counsel to Choice as requested on insurance and risk management related issues, both domestically and internationally. Review insurance coverage, policies and provide risk management services listed below:

          Certificates of Insurance Review (contractors)

          Certificates of Insurance Issuance

          Administration of prior programs

          Actuarial Review of liabilities

          Self Administer Workers' Compensation claims in PA

          Monitor Claims (Set reserves, settle claims)

          Handle first party claims (Property, Crime, etc.)

          Oversee Auto Claims against others

          Oversee claims against contractors and/or subcontractors

          Self Insurance Filings and Assessment


          Oversee Franchise Property and Casualty and Group Insurance Programs

          Contract Review and Development

          Negotiate and contract with outside services as needed (Brokers, Claims Adjusters, Managed Care)

          Safety and Loss prevention Budgeting and Allocation of premiums

          IOC Policies (Crime and Directors and Officers) and contractual issues

          Potential development of International Franchise insurance program

          Review Franchise Agreements and recommend appropriate wording

          Determine loss estimates for future years

          Any other Risk Management related duties as deemed applicable

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         All services provided hereunder shall be administered in accordance with Manor's standard policies, procedures and practices in effect as of the Distribution Date and as the same may be changed from time to time. In providing such services, Manor shall follow commonly accepted standards of care in the industry and exercise the same care and skill as it exercises in performing like services for itself. Choice shall adopt reasonable measures to limit its exposure with respect to any potential Losses (defined below).

         Manor agrees to provide such services only if it reasonably believes the service will not interfere with the conduct of the business of Manor or pose an unreasonable burden.

         3. Term. The term of this Agreement shall commence on the Distribution Date and shall remain in effect through the end of the first full Fiscal Year immediately following the Distribution Date. Unless terminated pursuant to the terms hereof, the Agreement shall automatically renew each Fiscal Year thereafter for the extended term of said Fiscal Year and shall not extend past the last day of the thirtieth (30th) month following the Distribution; provided, however, that Choice may terminate this agreement or any services provided hereunder at any time for any reason or no reason by sending 60 days prior written notice to Manor. This Agreement may also be terminated in the event of a default (past the expiration of any applicable cure period provided herein) in accordance with the provisions of this Agreement.

         4.       Fees; Premiums.

         Fees will be $438,000 prorated through May 31, 1997, payable in equal monthly installments. Future Fiscal Year fees will be determined within sixty
(60) days prior to the commencement of the subsequent Fiscal Year. Fees for services rendered in addition to those specified hereunder shall be mutually agreed upon by Manor and Choice based upon appropriate supporting documentation. In addition, Choice shall pay Manor for all insurance premiums, self-insurance and administrative costs.

         Payments hereunder shall be made by Choice to Manor within 30 days of receipt of invoice for payment (with appropriate supporting documentation, if requested). Any payments not made by Choice to Manor when due shall bear interest, computed daily, from the date due to the date of payment based on the annual percentage rate equal to the Prime Rate, as same may vary from time to time, plus two (2) percentage points.

         The parties agree that the terms and provisions of this Agreement reflect and shall reflect commercially reasonable terms and conditions (including, but not limited to, pricing) that are at least as favorable and as competitive to Choice as the terms and conditions Manor would grant or require of third parties for substantially similar goods and services.

         Payment for all policies and self insurance plans with an effective date on or after Distribution Date shall be payable as follows:


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          1) Invoices for premiums and services related to such policies and plans shall be paid within 5 days of receipt by Choice.

          2) An escrow account shall be established for the payment of claims. This account will be structured to allow for three (3) months average claims payments, and the replenishment, in whole or in part, shall be due to Manor on the first of each month, unless the account is in negative balance, requiring replenishment within 48 hours.

         5.       Termination.

         If either party materially defaults hereunder, the non-defaulting party may terminate this Agreement effective immediately (subject to the cure periods set forth herein below) upon written notice to the defaulting party. The non-defaulting party shall be entitled to all remedies provided by law or equity (including reasonable attorneys' fees and costs of suit incurred). The following events shall be deemed to be material defaults hereunder:

         (a) Failure by either party to make any payment required to be made to the other hereunder, which failure is not remedied within five (5) days after receipt of written notice thereof; or

         (b) Except as otherwise provided herein, failure by either party substantially to perform in accordance with the terms and conditions of this Agreement, which failure is not remedied within thirty (30) days after receipt of written notice from the other party specifying the nature of such default; or

         (c) (i) Filing of a voluntary bankruptcy petition by either party; (ii) filing of an involuntary bankruptcy petition against either party which is not timely controverted and results in the entry of an order for relief; (iii) assignment for the benefit of creditors made by either party; or (iv) appointment of a receiver for either party.

         6.       Disclaimers; Limitation of Liability; Indemnification.

         The following disclaimers, limitation of liability and indemnification provisions shall apply during the term of this Agreement:

         (a) MANOR DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE SERVICES. Manor shall use reasonable efforts to perform the services in a professional and workmanlike manner and in accordance with the standard of care set forth herein but the results of the services are furnished "as is."

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         (b) With regard to Losses arising out of errors or omissions in the provision of services which are caused by Manor, Manor's sole liability to Choice for such Losses shall be to furnish correct information, payment and/or adjustment in the services, at no additional cost or expense to Choice; provided, Choice must promptly advise Manor of any such error or omission of which it becomes aware after having used reasonable efforts to detect any such errors or omissions in accordance with the standard of care set forth herein. If it is determined that Manor is not guilty of any errors or omissions, it will be the responsibility of Choice to reimburse Manor for any costs and expenses incurred.

         (c) With regard to Losses arising out of the unavailability, delay or interruption of any services for any reason beyond Manor's reasonable control, Manor's sole liability to Choice for such Losses shall be to use reasonable efforts to make the services available and/or to resume performing the services as promptly as reasonably practicable and at no additional charge to Choice.

         (d) EXCEPT FOR ITS OBLIGATION TO COMPLY WITH SUBPARAGRAPHS (a), (b), and (c),

                  (i) MANOR SHALL NOT BE LIABLE FOR ANY ERRORS, OMISSIONS, DELAYS, OR LOSSES UNLESS CAUSED SOLELY BY ITS CRIMINAL CONDUCT, FRAUD, BAD FAITH OR GROSS NEGLIGENCE. CHOICE AGREES THAT IN NO EVENT WILL MANOR BE LIABLE FOR INCIDENTAL, INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES.

                  (ii) CHOICE FURTHER AGREES THAT IN NO EVENT WILL THE TOTAL AGGREGATE LIABILITY OF MANOR FOR ANY AND ALL CLAIMS, LOSSES, OR DAMAGES ARISING UNDER THIS AGREEMENT AND FOR THE SERVICES PERFORMED HEREUNDER EXCEED THE VALUE OF CHOICE'S PAYMENT FOR SAID SPECIFIC SERVICE OVER ONE FOUR-WEEK ACCOUNTING PERIOD'S TIME.

         (e) CHOICE AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS MANOR (ITS DIRECTORS, OFFICERS, EMPLOYEES AND ATTORNEYS) FROM ALL LOSSES (AS DEFINED) ASSERTED BY OR ON BEHALF OF THIRD PARTIES OR WHICH RESULT FROM GOVERNMENTAL ACTION OTHER THAN ANY SUCH LOSSES CAUSED BY MANOR'S SOLE CRIMINAL CONDUCT, FRAUD, BAD FAITH OR GROSS NEGLIGENCE. THE PROVISIONS OF THIS INDEMNITY SHALL APPLY ONLY TO LOSSES (AS DEFINED) WHICH RELATE DIRECTLY TO THE PROVISION OF THE SERVICES.

         (f) With regard to either parties' indemnification, the party required to indemnify pursuant to this Section (the "Indemnitor"), upon demand by the other party ("Indemnitee"), at its sole cost and expense, shall resist or defend such claim, action or proceeding (in the Indemnitee's

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         name, if necessary), using such attorneys as the Indemnitee shall approve, which approval shall not be unreasonably withheld. If, in the Indemnitee's reasonable opinion, there exists a conflict of interest which would make it inadvisable to be represented by counsel for the Indemnitor, the Indemnitor and the Indemnitee shall jointly select acceptable attorneys, and the Indemnitor shall pay the reasonable fees and disbursements of such attorneys.


         (g) The foregoing provisions of this Section set forth the full extend of the parties' liability (monetary or otherwise) under the Agreement for any and all Losses.

         For purposes of this Agreement, "Losses" shall mean any and all suits, debts, causes of action, losses, liabilities, claims or demands (whether at law or in equity), and any damages, settlement, judgment, penalty or other disposition of the same, and all costs and expense of the same (including, without limitation, attorneys' fees but in no situation whatsoever shall Manor be liable to Choice for incidental, indirect, special or consequential damages), which arise from or are related to the services of this Agreement.

         7.       Representatives.

         Choice and Manor hereby appoint the two managerial level Representatives to facilitate communications and performance hereunder. Each party may treat an act of a Representative of the other party as being authorized by such other party without inquiring behind such act or ascertaining whether such Representative had authority to so act. The initial Representatives are named below and either party may change its Representative by providing the other party notice.

                             INITIAL REPRESENTATIVES

                               Alan C. Marsh - Manor

                               James A. MacCutcheon - Choice


         8.       Governing Law.

         This Agreement shall be governed by Maryland law, without reference to its conflict of laws principles.

         9.       Commercially Reasonable Terms and Conditions.

         The terms and provisions of this Agreement are intended to reflect commercially reasonable terms and conditions (including, but not limited to, pricing) that are at least as favorable and as competitive to Choice as the terms and conditions Manor would grant or require of third parties for substantially similar goods and services.


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         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                         CHOICE HOTELS HOLDINGS, INC., a
                             Delaware corporation

                          By:  /s/ James A. MacCutcheon
                          Name:  James A. MacCutcheon
                          Title: Executive Vice President, Chief
                                 Financial Officer and Treasurer


                          MANOR CARE, INC., a
                            Delaware corporation


                          By:/s/ James H. Rempe
                          Name:  James H. Rempe
                          Title: Senior Vice President and Secretary